October 10, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Paik

Re:	AnaptysBio, Inc.
Registration Statement on Form S-1 (File No. 333-220881)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of AnaptysBio, Inc. (the “Registrant”) dated October 10, 2017. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We, as representatives of the several underwriters, wish to advise you that we have complied and will continue to comply, and have been advised by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We, as representatives of the several underwriters, hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time, on Thursday, October 12, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC

Jefferies LLC

Stifel, Nicolaus & Company, Incorporated

    As representatives of the several underwriters

Credit Suisse Securities (USA) LLC

By:	/s/ Jordan Bliss
Authorized Signatory

Jefferies LLC

By:	/s/ Dustin Tyner
Authorized Signatory

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nathan Thompson
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]